EXHIBIT 99.1

POET Technologies Reports Fourth Quarter 2021 Financial Results

TORONTO, April 26, 2022 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today reported its audited condensed consolidated financial results for the fourth quarter and full year ended December 31, 2021. The Company’s financial results as well as the Management’s Discussion and Analysis have been filed on SEDAR and EDGAR. All financial figures are in United States dollars (“USD”) unless otherwise indicated.

Fourth Quarter Financial (non-IFRS) and Recent Business Highlights:

The Company continued to execute on its strategic initiatives and achieved the following significant milestones during the fourth quarter and the subsequent three months:

  Secured a commitment from a leading network systems company for a unique multi-engine design for 100G CWDM4 and 100G LR4 Optical Engines based on the POET Optical Interposer. The combined value of the NRE and the purchase order for initial units exceeds US$1.2 million;
  Established the first phase of a supply agreement with a leading global supplier of lasers and other components used in high-speed optical networking equipment. The companies will collaborate on the design and production of flip-chippable Continuous Wave (CW) high power lasers for use in the Company’s 400G optical engines;
  Completed previously announced consolidation of its common shares and commenced trading on the Nasdaq Capital Market on March 14, 2022;
  Entered development agreement and received initial purchase order from Celestial AI to provide multi-laser integrated external light source modules for AI accelerator chips;
  Began collaboration on multi-phase, co-development project with Liobate Technologies to incorporate advanced Thin-Film Lithium Niobate (TFLN) modulators into the Company’s optical engines, with a focus on commercializing POET’s 400/800Gps Transmit and Receive optical engines for data center and telecom applications;
  Appointed seasoned optical industry executive, Raju Kankipati, to newly established position of Vice President of Product Line Management;
  Formally launched and began sampling 400G FR4 and 800G (2x400G FR4) Receive (RX) optical engines based on the POET Optical Interposer, representing the industry’s only chip-scale integrated version of a FR4 RX optical engine;
  Exhibited and demonstrated POET’s unique chip-scale integrated FR4 optical engines, 200G FR4 Transmit and 400G FR4 Receive, at the Optical Fiber Conference (OFC), in addition to hosting meetings with numerous existing and prospective customers;
  Joined new center for photonics integration, the Singapore Hybrid-Integrated Next Generation micro-Electronics (SHINE), as a founding member;
  Ended the fourth quarter with robust balance sheet consisting primarily of cash, cash equivalents and short-term investments of $21.3 million and no debt.

Management Comments

“During the fourth quarter and year-to-date, we have successfully delivered an increasing number of fully functional samples of POET’s optical engines to customers, which is a key milestone in the commercialization of our technology after more than four years of technology and product development,” stated Dr. Suresh Venkatesan, Chairman & CEO. “I’m also pleased to report that we are on track to deliver Beta samples to multiple lead customers within the coming weeks. These latest Beta samples meet or exceed the highest industry specifications, and they will be undergoing standard reliability testing and qualifications by customers over the next three to six months.”

“As a further highlight to our product sampling milestones, the recent launch and live demonstration of our 200G FR4 Transmit and 400G FR4 Receive optical engines at OFC was also a watershed achievement. Enabled by our proprietary POET Optical Interposer platform, we were the only company to exhibit a chip-scale integrated FR4 optical engine, offering substantial size, energy efficiency and cost benefits compared to alternative solutions based on the DR4 standard. As a result of our demonstrations and participation at OFC, we have gained increasing awareness as well as notable traction on new engagements for our standard products as well as potential custom designs across a growing number of prospective customers. We expect to build on this momentum over the course of 2022, as we continue to execute on our product roadmap and expand sampling of our industry-leading solutions based on the POET Optical Interposer platform toward production releases later this year.”

Financial Summary
The Company reported a net loss of $3.7 million, or ($0.10) per share, in the fourth quarter of 2021 compared to a net loss of $5.0 million, or ($0.17) per share, for the same period in 2020 and a net loss of $3.5 million, or ($0.10) per share, in the third quarter of 2021. The net loss in the fourth quarter of 2021 included research and development costs of $2.0 million compared to $2.2 million for the same period in 2020 and $1.2 million in the third quarter of 2021. R&D for the Company varies from period to period as based on the immediate product development needs of the Company. The Company’s decreased spend in the fourth quarter of 2021 compared to the fourth quarter of 2020 was driven by the current contraction in the global semiconductor chip supply chain that has resulted in slower deliveries of orders made by the Company. The increased spend in the fourth quarter of 2021 compared to the third quarter of 2021 was a result of certain NRE commitments with large tier-one industry suppliers established to manage the Company’s supply chain and associated risks.

Non-cash expenses in the fourth quarter of 2021 included stock-based compensation of $1.2 million and depreciation and amortization of $0.3 million. Non-cash stock-based compensation and depreciation and amortization in the same period of 2020 were $0.9 million and $0.2 million, respectively. Third quarter 2021 stock-based compensation and depreciation and amortization were $1.3 million and $0.3 million, respectively. The Company had debt related finance costs of $16,000 in the fourth quarter of 2021 compared to $249,000 in the fourth quarter of 2020 and $20,000 in the third quarter of 2021. All of the finance costs recognized in the fourth quarter of 2021 were non-cash compared to $128,000 during the same period in 2020 and $18,000 in the third quarter of 2021. The Company recognized other income, including interest of $27,000 in the fourth quarter of 2021 compared to $7,000 in the same period in 2020 and $208,000 in the third quarter of 2021. Other income, including interest in the third quarter of 2021 included $187,000 of COVID-19 related PPP loan that was forgiven.

Impact of joint venture in the fourth quarter of 2021 was $1.0 million compared to nil in the same period of 2020 and $0.4 million in the third quarter of 2021. Impact of joint venture is a net gain on the Company’s activity related to its investment in SPX. During 2021, the Company recognized a gain of $2.6 million related to its contribution of intellectual property to SPX in accordance with IAS 28. The Company only recognized a gain on the contribution of the intellectual property equivalent to the SAIC’s interest in SPX. Additionally, the Company recognized its share of SPX's losses using the equity method. The Company recognized 94.2% or $1.1 million of the net operating loss of SPX from March 12, 2021 to December 31, 2021. The Company's current share of the operating loss is a result of the high value of the Company's initial contribution.

On a non-IFRS basis, cash flow from operating activities in the fourth quarter of 2021 was ($3.2) million compared to ($2.9) million in the fourth quarter of 2020 and ($2.8) million in the third quarter of 2021.

Non-IFRS Financial Performance Measures

Certain financial information presented in this press release is not prescribed by IFRS. These non-IFRS financial performance measures are included because management has used the information to analyze the business performance and financial position of POET. These non-IFRS financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-IFRS financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

POET TECHNOLOGIES INC.
PROFORMA – NON-IFRS PRESENTATION OF OPERATIONS
(All figures are in U.S. Dollars)

For the Quarter ended:	31-Dec-21	30-Sep-21	30-Jun-21	31-Mar-21	31-Dec-20

Sales	-	-	209,100
Research and development	(2,010,793)	(1,231,676)	(1,812,924)	(1,339,784)	(2,229,672)
Depreciation and amortization	(281,178)	(296,424)	(270,189)	(252,731)	(242,385)
Professional fees	(269,306)	(354,163)	(247,742)	(284,105)	(374,737)
Wages, benefits and management fees	(610,428)	(623,731)	(593,280)	(816,012)	(720,877)
Impact of joint venture	1,022,417	422,834	-	-	-
Stock-based compensation	(1,181,375)	(1,295,864)	(1,236,593)	(820,538)	(893,664)
General expenses and rent	(377,223)	(275,078)	(381,539)	(357,980)	(305,495)
Interest expense	(15,512)	(19,729)	(94,799)	(234,579)	(248,823)
Other income, including interest	26,650	208,100	19,772	7,309	7,333
Net loss	(3,696,748)	(3,465,731)	(4,408,194)	(4,098,420)	(5,008,320)

Net loss per share	(0.10)	(0.10)	(0.13)	(0.13)	(0.17)

Business Update Conference Call
The Company will host a business update conference call tomorrow, Wednesday, April 27, 2022, at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time). A link to the live webcast and archived replay of the business update conference call, as well as associated presentation materials, can be found in the Investor Relations section of POET’s website at www.poet-technologies.com. Additionally, the live conference call can be accessed by dialing 1-866-688-4315 and using Conference ID 6948124. A telephone replay of the call will also be made available approximately two hours after the call and remain available through May 4, 2022. The telephone replay can be accessed by dialing 1-855-859-2056 and using the Conference ID 6948124.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, lack of performance of its joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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